INVESTMENT MANAGERS SERIES TRUST
2220 E. Route 66, Suite 226
Glendora, CA 91740

January 7, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Washington, D.C. 20549

RE: Investment Management Series Trust (the “Registrant”) (CIK: 0001318342)
(Accession No. 0001398344-15-003359), (File No. 333-122901) on behalf of Palmer Square Short Duration Investment Grade Fund

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby requests the withdrawal of the Post-Effective Amendment No. 646 to the Registration Statement filed with respect to the Palmer Square Short Duration Investment Grade Fund, together with all exhibits filed therewith (EDGAR Submission Type 485APOS /Accession No. 0001398344-15-003359).

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 914-1041.

Thank you for your assistance in this matter.

Sincerely,

/s/ Rita Dam

Rita Dam
Investment Managers Series Trust